DIRECTVIEW HOLDINGS, INC.

21218 Saint Andrews Blvd., Suite 323

Boca Raton, FL 33433

(561) 750-9777

June 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	DirectView Holdings, Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-231831)

Ladies and Gentlemen:

DirectView Holdings, Inc. (the “Company”) hereby requests the Company’s Registration Statement on Form S-1 (File No. 333-231831) initially filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2019, as subsequently amended on June 5, 2019 (together with all exhibits thereto, the “Registration Statement”) be withdrawn.

The Company has determined at this time not to proceed and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Registration Statement be withdrawn, effective as of the date hereof or the earliest practicable date.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (561) 750-9777.

Sincerely,

DIRECTVIEW HOLDINGS, INC.

By:	/s/ Roger Ralston
Name:	Roger Ralston
Title:	Chief Executive Officer